Filed by Canadian National Railway Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern
Commission File No.: 001-04717
Date:  April 20, 2021

                                 Superior Proposal to Combine With Kansas City Southern  INVESTOR PRESENTATIONApril 2021

 Certain statements included in this presentation constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits and synergies of the proposed transaction, future opportunities for the combined company and future shareholder returns. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this presentation include, but are not limited to: the outcome of any possible transaction between CN and KCS, including the possibility that a transaction will not be agreed to or that the terms of any definitive agreement will be materially different from those described; uncertainties as to whether KCS will cooperate with CN regarding the proposed transaction; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’s operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of Kansas City Southern de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.Forward-looking statements reflect information as of the date on which they are made. The Company assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.  4  Forward-Looking Statements

 No Offer or SolicitationThis presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.Additional Information and Where to Find ItThis presentation relates to a proposal which CN has made for an acquisition of Kansas City Southern. In furtherance of this proposal and subject to future developments, CN (and, if a negotiated transaction is agreed, KCS) may file one or more registration statements, proxy statements, tender offer statements or other documents with the U.S. Securities and Exchange Commission (“SEC”) or applicable securities regulators in Canada. This presentation is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transactions.INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSEDTRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.cn.ca.ParticipantsThis presentation is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.cn.ca/investors/ and at www.sec.gov and www.sedar.com. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicab le securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and www.sedar.com, as applicable.Non-GAAP MeasuresCN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN also uses non-GAAP measures in this presentation that do not have any standardized meaning prescribed by GAAP, including constant currency, free cash flow, and adjusted debt-to-adjusted EBITDA multiple. These non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the Company’s website, Fourth Quarter and Full Year Results at www.cn.ca/financial-results. This presentation also includes certain forward looking non GAAP measures (Adjusted Diluted EPS, Adjusted EBITDA and a leverage ratio being Adjusted Debt to Adjusted EBITDA). It is not practicable to reconcile, without unreasonable efforts, these forward looking measures to the most comparable GAAP measures (diluted EPS, Net income, and long term debt to net income ratio, respectively), due to unknown variables and uncertainty related to future results. Please see note on Forward Looking Statements above for further discussion.All amounts in this presentation are expressed in United States dollars, unless otherwise noted. All references to the “Company” are to CN.  4  Additional Information

Highly Experienced Leadership Team

CN

JJ Ruest
President &
Chief Executive
Officer



- 25 years with CN
- Served as CMO for 8 years

Rob Reilly
Executive VP &
Chief Operating
Officer



- 32 years of rail industry experience
- Deep understanding of intermodal business at major ports & terminals

Ghislain Houle
Executive VP &
Chief Financial
Officer



- 23 years with CN
- Qualified conductor and engineer

Sean Finn
Executive VP
Corporate Services
& Chief Legal
Officer



- 27 years with CN
- 21 years in current role

Dominique Malenfant
Executive VP & Chief
Information and
Technology Officer



- 31 years of transportation experience
- Extensive leadership experience and deep knowledge of rail technologies

Dorothea Klein
Senior VP &
Chief Human
Resources Officer



- 31 years of experience
- Strong background in HR, finance, M&A and workforce transformation

Excellence in operations, safety, technology, regulatory, and M&A

For more information on CN's company officers, please visit www.cn.ca/company-officers.

4

CN's Superior Proposal to Combine With KCS

Higher Premium, More Upfront Cash	✓ Proposal of $325 per share; 21% premium to the CP proposal [(1)] ✓ $200 in cash and 1.059 CN shares for each KCS share ✓ KCS shareholders will participate in the upside and value creation
Best in Class Combined Network, More Synergies	✓ Combined revenue of $13.6B and Adj. EBITDA of $6.8B (pre-synergies) [(2)(3)] ✓ Establishes the premier Canada-U.S.-Mexico railway network ✓ Significant synergies mainly driven by ESG-positive conversion of truck to rail ✓ Bringing together two exceptional, talented, high performing teams
Lower Execution Risk	✓ Fully committed financing ✓ Plain vanilla voting trust structure ✓ No CN shareholder approval requirement ✓ Continue operating under the KCS name in the U.S. and Mexico

Better bid. Better partner. Better railway. Best solution.

(1) Based on CN and CP closing NYSE share prices of US$118.13 and US$365.37, as of April 19, 2021
(2) Based on revenue for the years ended December 31, 2020, from KCS public disclosure. CAD figures converted to USD at FX rate of 0.799 as of April 19, 2021.
(3) Please see the heading Non-GAAP Measures in this presentation

5

 6  Creating The North American railway for the 21st century  Strong balance sheet with rapid deleveraging profile  Premier Canada-U.S.-Mexico railway network  Unparalleled stakeholder benefits: Safer, Faster, Cleaner, Stronger  Accelerate ESG-driven growth and enhanced choice for the customer  EBITDA synergies approaching $1B – preliminary estimate (1)  Expected to be highly value accretive to all shareholders (2)  Management preliminary estimates based on public informationThe combination is expected to be accretive to CN’s Adjusted Diluted EPS, excluding incremental transaction-related amortization, in the first full year following CN’s acquisition of control of KCS, and is expected to generate double-digit accretion upon the full realization of synergies thereafter. Please see the heading Non-GAAP Measures in this presentation.  CN-KCS is Unique, Highly Strategic, and Value Accretive        +

   Precision Scheduled Railroading pioneer; first to champion and integrate PSR across our full networkThe first and leading North American railway, with a deep and rich history of operating in the U.S.ESG leadership; the only Class I in Dow Jones Sustainability World IndexCulture of safety, efficiency, integrity, and diversity; combined with leadership in advanced technologyStrong balance sheet and disciplined capital allocationLong-standing acquisition track record; strategic, accretive, and successful integrations  CN’s Foundation of Excellence and Core Strengths    7

Longstanding Track Record of Successful Acquisitions & Integrations

CN

2019-2020
FURTHER EXPANDING OUR REACH
Massena rail line (pending closing)
TransX
H&R

2009
STRUCTURAL ADVANTAGE IN CHICAGO
Elgin, Joliet and Eastern Railway

2006–2008
SOLIDIFYING OUR REACH
Savage Alberta Railway
Mackenzie Northern Railway
Lakeland & Waterways Railway
Central Western Railway
Athabasca Northern Railway
Chemin de fer de la Matapédia et du Golfe
Ottawa Central Railway
New Brunswick East Coast Railway
Compagnie de Gestion de Matane

1998–2004
BUILDING A THREE COAST ACCESS
Illinois Central Railway
Wisconsin Central Railway
B.C. Railway
Great Lakes Transportation

1995
SOLID CANADIAN FOOTPRINT
CN Network at privatization



Prince Rupert
Prince George
Edmonton
Saskatoon
Vancouver
Winnipeg
CN Owned and Operated Network
Montreal
Halifax
Toronto
Detroit
Chicago
Memphis
New Orleans
Waukegan
Leithton
ILLINOIS
Munger
West Chicago
Chicago
South Chicago
Gary
Chicago Outer Belt (CN)
Markam
Matteson
Griffith
Joliet
Chicago Heights
Goose Lake
INDIANA
Chicago Network Advantage
1995
1998
2001
2004
2006-2007
2008
2009
2019

Unmatched North American rail network with a deep and rich history of operating in the U.S.

8

CN-KCS Will Create the End-to-End USMCA Rail Network

Unique Benefits of Combined Network [1]

- ✓ Secure North American supply chain
- ✓ Deliver goods faster at lower cost
- ✓ Enhanced choice for customers
- ✓ ESG-positive truck to rail conversion
- ✓ Single owner-operated rail network
  - New single line service from Laredo to Michigan & Ontario
  - KC to East Coast with no interchange
  - Leverage Prince Rupert expertise in Mexico's ports



Prince Rupert
Edmonton
Vancouver
Saskatoon
Winnipeg
East Coast access enabling international supply chains
Montreal
Halifax
Toronto
Minneapolis-St-Paul
Kansas City Speedway:
new competitive route between KC, Detroit & Chicago
Chicago
Detroit
Gilman
Springfield
Kansas City
Omaha
Pittsburgh
St. Louis
Memphis
Counce
Connecting North America's industrial corridor
Dallas
Jackson
Shreveport
Mobile
Houston
New Orleans
Laredo
Corpus Christi
Brownsville
San Luis Potosi
Lázaro Cárdenas
Mexico City
Veracruz
Enhance Lázaro Cárdenas
CN
KCS
KCS Trackage Rights
KCS Mexico

Facilitating trade and powering economic prosperity across North America

(1) Less than 1% of KCS route miles overlap with CN network

9

                     5,176  3,992  2,582  3,149  2,720  2,582  1,050  925  925  3,507  Combination Will Accelerate CN’s Powerful Intermodal Growth  10  Pro Forma CN-KCS                  77.5%  36.4%  36.3%  22.4%  22.2%(2)  (1.9%)    Intermodal Carloads (2010 – 2020 Growth %)  2020 Intermodal Carloads (‘000s)        Industry Average: 27.4%(1)  Note: Based on equity research, company websites and public filings2010 – 2020 percent growth weighted average using 2020 intermodal carload volumesBNSF 2010 intermodal carload volume based on equity research    Combination Will Create One of the Largest Intermodal Networks in North America  CN is the Fastest Growing Intermodal Network in North America  NSC  CSX  BNSF  CP  (5.0%)UP  BNSF  NSC  UP  CSX  CP  KCS  KCS

   Enhanced Scale and Highly Diversified Customer Base  Combined (3)  Note: Based on 2020 figures. Figures in CAD converted to USD based on April 19, 2021 exchange rate of 0.799  Business mix percentage based on 2020 freight revenue; Geography based on 2020 total revenueKCS information based on public filingsPro forma revenue excludes expected synergies  11  Business Mix (1)  Geography (1)        $11.0B  $2.6B  $13.6B    Revenue        Diversified by commodity & geography with minimal reliance on thermal coal and crude                  Intermodal28%  Petroleum and Chemicals 20%  Grain and Fertilizers 20%  Forest Products 13%  Coal  Automotive 4%4%Metals andMinerals 11%                Intermodal13%  Petroleum and Chemicals 33%  Grain and Fertilizers 18%  Automotive7%Metals and Minerals 14%Forest Products 10%  Coal 6%                Intermodal25%  Petroleum and Chemicals 22%  Grain and Fertilizers 19%  Metals and  Minerals11%Forest Products 12%  5%  Coal  Automotive 4%      Canada 69%  U.S. 31%      U.S. 53%  Mexico 47%        Canada 56%  U.S.35%  Mexico 9%        (2)

Expected EBITDA Synergies Approaching $1B (1)

Conservative & preliminary estimates

New Revenue Opportunity	
	✓ ~$8B additional addressable market opportunity ✓ ~75% of new TAM opportunity from ESG-positive conversion of trucks to more fuel-efficient rail ✓ Service enhanced USMCA trade flows ✓ Minimal reliance on thermal coal and crude ✓ Growth to support job creation ✓ Stronger teams with one goal of customer success

Cost Efficiencies	
	✓ Fuel efficiency and lower costs ✓ Broader technology deployment ✓ Potential for purchasing economies of scale ✓ Core of cost savings will not be people-driven

Intermodal Opportunity Breakdown


Truck
Rail
$2B
$6B
A ~$6B truck addressable market ...
8%
9%
35%
23%
24%
...with rapid future growth from USMCA and reshoring trend
Industrial Products
Consumer Products
Manufacturing Materials
Automotive Parts
Food and Ag (Temperature Controlled)

Expected to achieve ~$1B annualized EBITDA synergies within three years of integration (1)

(1) Management preliminary estimates based on public information

12

ESG Leader in North American Transportation

CN

CN's Focus Today

Environmental Protection

- Consuming 15% less locomotive fuel per Gross Ton Mile vs. average of its Class I railway peers
- Committing to reduce GHG emission intensity by 29% by 2030 (1)
- First North American railroad to formally support TCFD framework (2)

Active Social Responsibility

- Life Critical Rules reinforce CN's culture of safety-first
- Very strong community and stakeholder engagement culture
- Signatory to Catalyst Accord 2022 to accelerate gender diversity initiatives

Best-in-Class Governance

- Executive compensation aligned with ESG performance
- Best in class corporate governance and CN Board to achieve gender parity of independent directors at AGM

Recognition

MEMBER OF Dow Jones Sustainability Indices In Collaboration with RobecoSAM

CDP A LIST 2020 CLIMATE

GLOBAL100 Corporate Knights

Rail is Significantly More Efficient Than Truck

75%	GHG reduction moving freight by rail vs. truck
4-5x	More fuel efficient than truck
300+ Trucks	Replaced by a single freight train

Best-in-Class Fuel Efficiency Across a Larger Network



~5% improvement since 2018
KCS (3) 1.24
0.35
CN-KCS Fuel Efficiency Opportunity
0.94
0.89
2018
2020
CN Gallons per 1,000 Gross Ton Miles

(1) tCO_2e/million revenue tonne kilometers, based on 2015 levels
(2) Task Force on Climate-related Financial Disclosure
(3) KCS information based on public filings

13

CN's Advanced Technology Applied to a Larger Rail Network

✓ Autonomous Track Inspection Program *(FRA approved)* (1)

- Equipped with latest sensors and AI technology
- More accurate preventative maintenance
- Up to 20x more inspections, while unlocking capacity



✓ Digitalized and Automated Train Inspection

- More frequent and better quality inspections
- Coupling high-resolution imaging hardware with powerful machine learning software


CN

✓ Connecting the Supply Chain

- APIs for customers to "track and trace" shipments in real-time (2)
- Reducing end-to-end cycle times



CN's technology will improve safety across KCS' ~7,100 route miles

(1) Federal Railroad Administration
(2) Application Programming Interface

14

Strong Free Cash Flow Supports Rapid Deleveraging

- Committed to maintaining a strong balance sheet and investment grade rating
- Pause share repurchases and re-evaluate as leverage reaches 2.5x - 3.0x [(1)]
- No change to current dividend policy

Pro Forma Leverage Targets [(1)]


Trust period
Post-trust period
4.6x
4.2x
3.5x
2021E
2022E
2023E

Committed to a strong balance sheet and expect to maintain investment grade rating

(1) Represents adjusted debt-to-adjusted EBITDA multiple, assuming closing into trust at end of 2021. Please see the heading Non-GAAP Measures in this presentation.

15

 Better together – for the benefit of customers, communities and shareholders        +KCS    Recap: Combination Will Create the Premier Railway for the 21st CenturyBetter BidHigher premium, more upfront cash, and lower execution risk    Better PartnerMore (ESG-driven) synergies    The Best Solution    Better RailwaySafer, Faster, Cleaner, Stronger          16

                     A Superior Combination

Appendix: Voting Trust Structure

Plain vanilla structure identical to the CP proposal

Process Overview

Step 1

- Independent voting trust acquires shares of KCS
- KCS shareholder approval and customary closing conditions required for CN to acquire KCS shares, at which point CN would place shares into voting trust and provide consideration to KCS shareholders
- Structure separates KCS from CN control until STB authorization
- Existing management and Board of Directors steward KCS while in trust
- **Target close in 2H/2021**

Step 2

- Upon receiving control approval from the STB, the two companies would be integrated
- Begin realizing synergies
- **Target date for acquisition of control in 2H/2022**

Trust Structure


Consideration to KCS shareholders upon closing into trust and CN draws acquisition financing
KCS
KCS shares placed in trust
Voting Trust
CN
KCS debt continues to be serviced by KCS cash flow
Distribution to CN

18

Appendix: Key Terms of the Proposed CN Transaction

Offer Price and Consideration	• CN is proposing to combine with KCS at a price of $325 per share • KCS shareholders to receive $200 in cash and 1.059 CN shares for each KCS share • Represents a premium of 21% to the implied value of the CP proposal (1) • Implies a total enterprise value of $33.7B • At closing, KCS common shareholders would own ~12% of the combined company
Financing	• Fully committed financing by J.P. Morgan and RBC Capital Markets of $19.3B • Committed to a strong balance sheet and expect to maintain investment grade rating
Governance and Related Matters	• Continue operating in the U.S. and Mexico under the Kansas City Southern name and brand • Kansas City will be headquarters of combined CN-KCS U.S. operations • Four KCS directors will join CN's board • CN's U.S. operating and maintenance facilities to remain
Approvals & Expected Closing	• CN is seeking to enter into merger agreement with KCS as soon as possible • Targeting closing into voting trust in 2H/2021, subject to receipt of approvals by KCS shareholders, U.S. Surface Transportation Board (STB) approval of the contemplated voting trust structure and Mexican regulatory approvals • STB control approval and acquisition of control targeted in 2H/2022 • No CN shareholder approval required

(1) Based on CN and CP closing NYSE share prices of US$118.13 and US$365.37, as of April 19, 2021

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